Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday, December 5, 2012
(All amounts in U.S. dollars.
Per share information based on diluted shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

Toronto, Canada — Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Darren Myers has been appointed Executive Vice President and Chief Financial Officer. Mr. Myers is succeeding Paul Nicoletti, who will be leaving the company effective December 28 to pursue other interests.

Mr. Myers has over ten years of experience with Celestica and has held numerous financial roles of increasing responsibility. Most recently, he was Senior Vice President and Corporate Controller with responsibilities including external reporting, corporate tax, investor relations and all corporate finance and treasury-related matters. Mr. Myers’ previous roles include Vice President of Finance for Bell Canada’s Small and Medium Business Division and various roles at PricewaterhouseCoopers. Mr. Myers holds a Bachelor of Commerce (Honours) degree from McMaster University and is a Chartered Accountant.

“I would like to congratulate Darren on his appointment to Chief Financial Officer,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica. “Darren has proven himself to be a key member of Celestica’s leadership team, with in-depth knowledge of our company and the EMS industry and expertise in all areas of financial operations. I am confident that under Darren’s leadership, Celestica will maintain the high level of financial discipline that has earned the company the respect of the external marketplace.”

“I also want to thank Paul Nicoletti for the significant contribution that he has made to Celestica’s success over the course of his career, including the last six years as our Chief Financial Officer,” said Muhlhauser. “Under Paul’s leadership, we have built a best-in-class finance organization and significantly strengthened our balance sheet. I wish him all the best in his future endeavours.”

Celestica is also reaffirming its fourth quarter financial guidance that was provided on October 23. The company anticipates revenue to be in the range of $1.425 billion to $1.525 billion, and adjusted net earnings per share to be in the range of $0.15 to $0.21.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our quarterly earnings and revenue guidance and other statements that are not historical facts. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing the transition activities of our manufacturing services for Research in Motion (“RIM”); the extent of the restructuring charges associated with the RIM wind down and other actions; our dependence on a limited number of customers and on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand and changes in the outsourcing strategies of our customers, including the insourcing of programs by them; the challenges of managing changing commodity costs as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, local labor conditions and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; the challenge of managing our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results among periods; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the completion of all our restructuring activities or integration of our acquisitions; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. These and other risks and uncertainties, as well as other information related to Celestica, are discussed herein and in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our revenue and earnings guidance, as contained in this press release, is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: our ability to effectively manage the RIM transition activities; forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that our guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com